                                                           Filed by Insmed, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                  Subject Company:  Insmed, Inc.
                                                   Commission File No. 333-30098


Insmed Incorporated

                              Geoffrey Allan, PhD
                     President and Chief Executive Officer

                 S.G. Cowen 20th Annual Healthcare Conference
                                 March 8, 2000

                                                                   [Insmed logo]

                             Safe Harbor Statement

This presentation contains forward-looking statements regarding future events or the future performance of the Company that involve certain risks and uncertainties. Actual events or the actual future results of the Company may differ materially from any forward-looking statements due to a variety of factors including, but not limited to, (1) the ability to enter into collaborative agreements with corporate partners, (2) the efficacy and safety of the Company's products, (3) results of clinical trials, (4) the ability to timely enroll patients in the Company's clinical studies, (5) significant unforseen delays in the regulatory approval process, (6) complications relating to the use of the Company's products, (7) competitive products and technology, and (8) the ability to raise additional capital.

                                                                   [Insmed logo]

RICHMOND, Virginia - December 1,1999 - INSMED Pharmaceuticals, Inc. (a privately-held biopharmaceutical company) and Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) announced today that they had entered into a definitive agreement for INSMED to acquire Celtrix.

                                                                   [Insmed logo]

                              Transaction Update

 .  Target close: April/May 2000

 .  Terms: Exchange of stock

 .  New name: Insmed Incorporated

 .  New ticker: INSM

 .  Listing: NASDAQ

 .  Market cap: ~$1 billion

 .  Projected cash at closing: ~$50 million

                                                                   [Insmed logo]

                                 Key Features

 .  Metabolic and endocrine focus

 . Two, phase II clinical products with demonstrated efficacy and safety in 4 approvable indications

 .  Experienced drug development management team

                                                                   [Insmed logo]

                               Products & Markets

     Our products target large and high growth markets with unmet needs

 .  INS-1 - naturally occurring oral insulin sensitizer

   -  Type 2 diabetes > $3 billion
   -  PCOS > $0.5 billion

 .  SomatoKine - naturally occurring insulin like growth factor protein complex

   -  Type 1 & 2 diabetes > $1 billion

   -  Osteoporotic hip fracture recovery > $0.8 million

                                                                   [Insmed logo]

                            INS-1 Emerging Profile

 .  Orally active

 .  Pre-clinical safety pharmacology, 6-month toxicology and teratology complete

 .  Low cost methods of manufacture identified

 .  2 Active INDs:  PCOS and type 2 diabetes

 .  Excellent clinical safety profile observed in over 400 treated subjects

 .  Efficacy established in 2 indications

                                                                   [Insmed logo]

                                 What is PCOS?

 .  Major women's health disorder - 10% of premenopausal women affected

 .  Leading cause of infertility

 . Increased risk for type 2 diabetes, cardiovascular disease and endometrial cancer

 .  No approved therapy

                                                                   [Insmed logo]

                                 PCOS Features

 . Insulin resistance leading to increased blood levels of insulin and testosterone

 .  Increased body weight

 .  Excess facial hair

 .  Failure to ovulate

                                                                   [Insmed logo]

                            INS-1 Efficacy in PCOS

 .  Phase II clinical trials in PCOS demonstrate that INS-1 causes

   -  greater than 50% reduction in insulin and free testosterone blood levels

   -  resumption of ovulation in 90% of treated subjects


                                                                   [Insmed logo]

                             The PCOS Opportunity

We will seek INS-1 approval in the US

Product claim:  INS-1 is indicated for the treatment of ovulatory, endocrine and metabolic abnormalities associated with PCOS

Potential for "First in class" approval

Rapid acceptance by focused physician groups

                                                                   [Insmed logo]

                       INS-1 Efficacy in Type 2 Diabetes

 .  Phase II clinical trials demonstrate that INS-1

   -   improves glycemia

   -   improves lipids

   -   does not increase body weight

 .  Superior product profile to existing drugs

                                                                   [Insmed logo]

                        The Type 2 Diabetes Opportunity

        We will seek approval in the US for INS-1 as first line therapy

Product claim:  INS-1 is indicated as an adjunct to diet and exercise to improve glycemic control in patients with type 2 diabetes

We propose that INS-1 will be used in combination with other oral hypoglycemic agents and insulin

                                                                   [Insmed logo]

                            INS-1 Development 2000

PCOS

 .  3-month treatment with clomiphene add-on

 .  6-month treatment to evaluate ovulatory, endocrine, metabolic effects

Diabetes

 .  3-month treatment in combination with sulfonylurea

 .  6-month treatment as adjunct to diet and exercise

                                                                   [Insmed logo]

                              What is SomatoKine?

 .  Naturally occurring protein bound complex of insulin like growth factor-I

                [IGF-I] [BP-3]  A novel therapeutic composition

                                                                   [Insmed logo]

                                Why SomatoKine?

 .  IGF-1 is absolutely required for normal metabolism and bone growth

 .  IGF-1 is a potent insulin sensitizer

 .  SomatoKine provides safe & effective delivery of IGF-1

   -  A true physiological replacement

                                                                   [Insmed logo]

                         SomatoKine - Emerging Profile

 .  Pre-clinical toxicology, 3-month studies in 2 species complete

 .  Clinical grade manufacturing process in place

 .  Active IND

 .  Excellent clinical safety profile observed in over 100 treated subjects

 .  Efficacy established in 3 indications

                                                                   [Insmed logo]

                        SomatoKine - Clinical Efficacy

In Phase II clinical trials in type I diabetics SomatoKine

 .  reduced insulin requirements 49%

 .  improved blood glucose by an additional 23%

                                                                   [Insmed logo]

                          SomatoKine Clinical Safety

In Phase II clinical trials in type I diabetics SomatoKine had an improved safety profile compared to IGF-1 alone.


                  IGF-1   SomatoKine
                  -----   ----------

Jaw Pain           80%        0%

Arthralgias        43%        0%

Headache           28%        0%

Edema              25%        0%

                                                                   [Insmed logo]

                          SomatoKine Opportunity

                We will seek approval in the US for SomatoKine

Product claims:

 . SomatoKine is indicated to improve glycemic control in type 1 & 2 diabetes patients that have failed to achieve adequate control with insulin therapy

 . SomatoKine is indicated for the augmented functional recovery from severe osteoporotic hip fracture

                                                                   [Insmed logo]

                          SomatoKine Development 2000

Diabetes

 . 3-month treatment to evaluate insulin sensitizing effect in a parallel, placebo controlled, dose range-finding study with 3-month follow-up

Hip Fracture

 . 2-month treatment with 6-month evaluation of effects on functional recovery and bone mineral density

                                                                   [Insmed logo]

                                    Vision

Our goal is to be a leader in the development of drugs to treat metabolic and endocrine disorders.

 .  We will retain U.S. product development rights

 .  We will not be a royalty stream driven company

 .  We will partner to enable global development and maximize revenues

                                                                   [Insmed logo]

                              Insmed Incorporated

                              Geoffrey Allen, PhD
                     President and Chief Executive Officer

                 S.G. Cowen 20th Annual Healthcare Conference
                                 March 8, 2000

                                                                   [Insmed logo]






     The matters discussed throughout these materials filed pursuant to Rule 425 under the Securities Exchange Act of 1933 on March 10, 2000, that are not historical facts are forward-looking and, accordingly, involve estimates, projections, goals, forecasts, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

     These forward-looking statements may include, but are not limited to, future capital expenditures, acquisitions (including the amount and nature of acquisitions), future revenues, earnings, margins, costs, demand for new pharmaceutical products, market trends in the pharmaceutical business, inflation and various economic and business trends. You can identify forward-looking statements by the use of words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "plan" and similar expressions. Forward-looking statements include all statements regarding expected financial position, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing or proposed products or services, plans and objectives of management, and markets for stock of Insmed, Inc., Celtrix and Insmed Pharmaceuticals.

     Any forward-looking statement speaks only as of the date on which the statement was made.

     Examples of factors that should be considered with respect to any forward-looking statements made throughout these materials include, but are not limited to, the following:

o Legislative and regulatory initiatives that impact the provision of pharmaceutical products and services;

o Market demand for pharmaceutical products and services, changes in the economies of areas served by the companies and catastrophic natural disasters;

o The ability of Celtrix, Insmed Pharmaceuticals, Insmed, Inc., their suppliers and customers to successfully address Year 2000 readiness issues;

o  Unanticipated changes in operating expenses and capital expenditures;

o General industry trends and the effects of vigorous competition in the biotechnology, biopharmaceutical and pharmaceutical industries;

o Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission and similar agencies with regulatory oversight;

o Employee workforce factors, including loss or retirement of key executives and scientists;

o Technological developments resulting in competitive disadvantages and creating the potential for impairment of existing assets;

o Unexpected costs or difficulties related to the integration of the businesses of Celtrix and Insmed Pharmaceuticals;

o Regulatory delays or conditions imposed by regulatory bodies in approving the reorganizations;

o  General economic factors including inflation and capital market conditions;
   and

o  Adverse changes in the securities markets.

     These factors are difficult to predict. They also contain uncertainties that may materially affect actual results, and may be beyond the control of Celtrix, Insmed Pharmaceuticals or Insmed, Inc. New factors may emerge from time to time and it is not possible for us to predict new factors, nor can we assess the effect of any new factors on Celtrix, Insmed Pharmaceuticals or Insmed, Inc.

     These forward-looking statements are found at various places throughout these materials. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. None of Celtrix, Insmed Pharmaceuticals or Insmed, Inc. undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing pursuant to Rule 425 or to reflect the occurrence of unanticipated events.

     In connection with the reorganizations of Insmed Pharmaceuticals and Celtrix into a newly formed holding company, Insmed, Inc., Insmed, Inc. has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (File No. 333-30098) containing the joint proxy statement/prospectus of Insmed Pharmaceuticals and Celtrix. Insmed, Inc. will also be filling an amended Registration Statement on Form S-4 which will contain the definitive joint proxy statement/prospectus of Insmed Pharmaceuticals and Celtrix in addition to other relevant documents concerning the reorganizations with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Insmed, Inc. with the SEC can be obtained by contacting Insmed, Inc. at the following address and telephone number: 800 East Leigh Street, Richmond, Virginia 23219, Attention: Michael D. Baer, Telephone
(804) 828-6893. Information about Insmed Pharmaceuticals can be obtained by contacting Insmed Pharmaceuticals at the following address and telephone number:
800 East Leigh Street, Richmond, Virginia 23219, Attention: Michael D. Baer, Telephone (804) 828-6893. Documents filed with the SEC by Celtrix can be obtained by contacting Celtrix at the following address and telephone number:
2033 Gateway Place, Suite 600 San Jose, California 95110, Attention: Donald D. Huffman, Telephone (408) 988-2500. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE REORGANIZATIONS.

     Insmed Pharmaceuticals, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Insmed Pharmaceuticals shareholders in connection with the reorganizations.
Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Insmed, Inc. with the SEC on February 10, 2000.

     Celtrix, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Celtrix stockholders in connection with the reorganizations. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Insmed, Inc. with the SEC on February 10, 2000.